Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: January 17, 2019

Frank J. Bisignano

Chairman and Chief Executive Officer

January 16, 2019

Dear Valued Clients and Partners,

This morning, First Data and Fiserv announced a merger that will combine the two companies to create one of the world’s leading payments and financial technology providers. Our goal at First Data has always been to provide our clients with a comprehensive suite of innovative, highly-differentiated solutions and services, and I am excited by the significant value that the combination with Fiserv creates for all of our stakeholders, including you, our valued clients.

As the payments industry evolves, it is important that we evolve with it. Together, First Data and Fiserv will deliver an expanded set of integrated technology-driven solutions to our clients by providing all sizes of merchants, billers and financial institutions with a world-class, differentiated platform across the payments landscape. As a combined company, we will be able to integrate our solutions to better serve the needs of the changing market, extend existing scale and deliver innovation that will further differentiate us in the increasingly competitive ecosystem, as well as enhance client value.

And, as our two companies integrate, we are committed to making strategic investments that will accelerate innovation, producing superior client experiences and unique competitive advantages for you.

For us, it has been and will always be about our clients and partners, and joining forces with a company equally committed to clients makes us eager to take this step into First Data’s next chapter. We assure you that we will remain focused on supporting you with the products, services and levels of support you’ve come to expect from us both before and after this transaction closes. We are also committed to communicating transparently with you throughout the process, keeping you abreast of milestones related to the transaction as appropriate. Until then, it is business as usual.

Please do not hesitate to contact me or a member of our Management Committee if we can be of assistance.

As always, thank you for your business and I wish you the best for a happy and prosperous 2019.

Best,

Frank Bisignano

Frank J. Bisignano

Chairman and Chief Executive Officer

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between First Data Corporation (“First Data”) and Fiserv, Inc. (“Fiserv”). In connection with the proposed merger, Fiserv will file with the SEC a registration statement on Form S-4 that will include the joint proxy and consent solicitation statement of First Data and Fiserv and a prospectus of Fiserv, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy and consent solicitation statement/prospectus will also be sent to First Data stockholders and Fiserv shareholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy and consent solicitation statement/prospectus, as well as other filings containing information about First Data and Fiserv, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Data by accessing First Data’s website at investor.firstdata.com or from Fiserv by accessing Fiserv’s website at investors.fiserv.com. Copies of the joint proxy and consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to First Data Investor Relations at Investor Relations, First Data, 5565 Glenridge Connector NE, Suite 2000, by calling 212-266-3565, or by sending an e-mail to peter.poillon@firstdata.com or to Fiserv Investor Relations at Investor Relations, Fiserv, 255 Fiserv Drive Brookfield, WI 53045, by calling 800-425-3478 or by sending an e-mail to investor.relations@fiserv.com.

First Data and Fiserv and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Data stockholders and Fiserv shareholders in respect of the transaction described in the joint proxy and consent solicitation statement/prospectus. Information regarding First Data’s directors and executive officers is contained in First Data’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 29, 2018, which are filed with the SEC. Information regarding Fiserv’s directors and executive officers is contained in Fiserv’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy and consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Frank J. Bisignano

Chairman and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern strategy, plans, projections or intentions. Examples of forward- looking statements include, but are not limited to, all statements made relating to revenue, earnings before net interest expense, income taxes, depreciation and amortization, earnings, margins, growth rates and other financial results for future periods. By their nature, forward-looking statements speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. In addition to factors previously disclosed in First Data’s and Fiserv’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of First Data and Fiserv to terminate the definitive merger agreement between First Data and Fiserv; the outcome of any legal proceedings that may be instituted against First Data, Fiserv or their respective stockholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to First Data’s or Fiserv’s business; a delay in closing the merger; the ability to obtain approval by First Data stockholders and Fiserv shareholders on the expected terms and schedule; difficulties and delays in integrating the First Data and Fiserv businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realizing anticipated cost savings and other anticipated benefits of the merger; business disruptions from the proposed merger that will harm First Data’s or Fiserv’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to First Data’s or Fiserv’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; certain restrictions during the pendency of the merger that may impact First Data’s or Fiserv’s ability to pursue certain business opportunities or strategic transactions; the ability of First Data or Fiserv to retain and hire key personnel; uncertainty as to the long-term value of the common stock of Fiserv following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which First Data and Fiserv operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond First Data’s or Fiserv’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither First Data nor Fiserv undertakes any obligation to update forward- looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Data’s and Fiserv’s most recent reports on Form 10-K for the year ended December 31, 2017, and any material updates to these factors contained in any of First Data’s and Fiserv’s future filings.

Frank J. Bisignano

Chairman and Chief Executive Officer

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.